Mail Stop 3561

March 23, 2010

By Facsimile and U.S. Mail

Mr. Robert E. Bernard
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, New York 10010

> **Re: dELiA*s, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 1, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended October 31, 2009**
> **Filed December 10, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended August 1, 2009**
> **Filed September 10, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended May 2, 2009**
> **Filed June 11, 2009**
> **File No. 000-51648**

Dear Mr. Bernard:

We have reviewed your response to our letter dated January 29, 2010 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated March 5, 2010. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

    * the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    * staff comments or changes to disclosure in response to staff comments do

> not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

2. We note your response to comment six of our letter dated January 29, 2010. Your disclosure refers to individual performance factors; however, these factors are not described for any executive officer. If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

Quarterly Report on Form 10-Q for the Period Ended October 31, 2009
Quarterly Report on Form 10-Q for the Period Ended August 1, 2009
Quarterly Report on Form 10-Q for the Period Ended May 2, 2009

3. We note your response to comment 11 of our letter dated January 29, 2010. While we note that you have revised your disclosure to clarify that disclosure controls and procedures include "controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management. . . as appropriate to allow timely decisions regarding required disclosure," you have not revised your disclosure to contain a conclusion that your disclosure controls and procedures were effective, as of the relevant date, to ensure both that (i) information required to be disclosed is recorded, processed, summarized and reported within the time periods specified, and (ii) information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure. Please revise your disclosure accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director